November 12, 2015

VIA EMAIL

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sleepaid Holding Co.
Amendment No. 3 to Form 10-12G Filed October 16, 2015 File No. 000-55446

Dear Ms. Ransom:

In response to your letter of October 29, 2015 regarding the above-referenced issuer, Sleepaid Holding Co. (the "Company"), please be advised that the Company is responding to the Staff's comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

Item 1. Business

Business, page 3

1.

We note your response to comment 1 and your statement that "the company does not anticipate further stores being opened in the near future" and "the development of the e-commerce platform has been put on hold." Accordingly, please revise and update your disclosure where appropriate, including in your Market and Competitive Profile section beginning on page 5, to ensure that your registration statement fully and accurately reflects your current strategic plans.

28494 Westinghouse Place, Suite 305| Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

1

RESPONSE:

The Company has revised and updated its disclosure on page 5 in the Form 10 amendment being filed with this response.

Notes to Consolidated Financial Statements, page 46

Note 2. Summary of Significant Accounting Policies

Warranties

2.

We note your response to comment 7; however, you have not fully complied with our comment. As previously requested, please confirm our understanding, if true, that you are the legal obligor for the warranties that you issue to your customers. Please confirm our understanding, if true, that you assessed the liability for your warranty obligation under ASC 460-10-25 and concluded that while it is probable that your customers will make warranty claims, the likelihood that you would not recover all warranty costs from the manufacturers is remote, and therefore the accrual and associated expense recognized in your financial statements for your warranty obligations is zero. If any part of our understanding is incorrect, explain this to us in detail, and we may have further comments after reviewing your response. Alternatively, if our understanding is correct, please revise your footnote to provide your accounting policy concerning warranties. Please note that the disclosures specified in ASC 460-10-50-8(a) and (b) are required even if you believe the likelihood that you would not recover all warranty costs from your manufacturers is remote.

RESPONSE:

The Company is the legal obligor for the warranties of the products sold to our customers but believes that the likelihood that we would not recover all the warranty costs from the manufactuer to be remote based upon our past operating history, the manfacturers' cooperation and their reputation and history of honoring all their warratny obligations. Since our inception, we have not incurred any direct warranty expense and accordingly, that is why the accrual and associated expense recognized in our financial statements has been recorded as zero. We have updated our disclosure on pages 56 and 74 accordingly.

(l) Accounts Receivable, page 55

3.

We note your response to comment 8; however, you have not fully complied with our comment. As previously requested, please revise this footnote to better explain the circumstances that give rise to your trade receivables given the disclosure elsewhere in your filing that sales to your customers are typically on a cash basis.

28494 Westinghouse Place, Suite 305| Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

2

RESPONSE:

The Company operates in a cash or credit card payment environment. The retail stores are located in shopping malls and the shopping mall is controlled and operated by the shopping mall owner. The retail stores rent the space from the owner. All customers pay for their purhases at the cashier counters operated by the owners. The customers receives an invoice from the shopping mall for their purchases. Upon confirmation of the transaction by the shopping mall, the shopping mall deducts the sales tax due to the government, the sales portion due to the shopping mall and remits the balance to the retail store. It typically takes the shopping mall approximately 30 to 45 days to confirm the transaction and then settles the net proceeds within the next 45 days. The Company's accounts receivable are the receivables due from the shopping malls for the sale of the products for which the shopping mall owner collected the payments from the customers and are holding to remit to the Company. Please refer to our revised disclosure on pages 55 and 73.

Consolidated Statement of Income and Comprehensive Income for the Three Months Ended March 31, 2015 and 2014 (Unaudited), page 64

4.

We note you made revisions to net revenues and cost of revenues from your previously issued financial statements. Please tell us in detail the facts and circumstances related to this revision, whether this was an error in the previously issued financial statements and how you complied with the disclosure requirements of ASC 250-10-50-7. Additionally, please clearly label the revised period of your consolidated statement of income and comprehensive income "as restated." We may have further comments.

RESPONSE:

The revision was necessitated by the omission of the rental payments made to the shopping malls in the statement of income for the three months ended March 31, 2015. To rectify this omission, both the revenue and costs of sale will be corrected by the sum of $141,876. There was also a typographic error in the gross profits where the correct gross profits should be $227,008 instead of $227,088. There was no further changes in the other items of the statements of income. These changes are disclosed on pages 64, 80 and 84.

In connection with the Company's responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

28494 Westinghouse Place, Suite 305| Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

3

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

By:	/s/ Claudia McDowell
Claudia J. McDowell

/CJM

Enclosures

28494 Westinghouse Place, Suite 305| Valencia, California 91355
661.449.9630 Business | 818.475.1819 Facsimile|claudia@mcdowellodom.com
www.mcdowellodom.com

4

SLEEPAID HOLDING CO.

Rm 10 1/F Wellborne Commercial Centre

8 Java Road

North Point, Hong Kong

November 12, 2015

VIA EMAIL

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sleepaid Holding Co.
Amendment No. 3 to Form 10-12G Filed October 16, 2015 File No. 000-55446

Dear Ms. Ransom:

In response to your correspondence dated October 29, 2015 concerning the above-referenced filing, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Sleepaid Holding Co. (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SLEEPAID HOLDING CO.

By:	/s/ Tao Wang
Tao Wang, President

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